Mail Stop 4561

August 3, 2007

Thomas G. Anderson
Chief Executive Officer
Novint Technologies, Inc.
4109 Bryan Avenue, NW
Albuquerque, New Mexico 87114

   Re: **Novint Technologies, Inc.**
     Post-Effective Amdt. No. 1 to Registration Statement on Form SB-2
     Filed on July 27, 2007
     File No. 333-115548
     Form 10-KSB for Fiscal Year Ended December 31, 2006
     File No. 000-51783

Ladies and Gentlemen:

   We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

1. Please file another post-effective amendment with the proper signatures. Specifically, the registration statement must be signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. See the instructions for signatures at the end of Form SB-2. If Mr. Anderson serves in all three capacities, he may sign once below, provided that those positions appear opposite his signature. His signature on behalf of the

company above cannot stand for his signatures in his personal capacities. Please also include the preamble to the officer and director signatures. This comment also applies to your Form 10-KSB for the fiscal year ended December 31, 2006.

Form 10-KSB for Fiscal Year Ended December 31, 2006

2.   The certifications in Exhibits 31.1 and 31.2 do not conform to the certifications as they appear in Item 601(b)(31) of Regulation S-B. The certifications you file must conform exactly with those appearing in Item 601(b)(3). Please file an amendment to this Form 10-KSB that includes the entire periodic report and new, corrected certifications. You may include an explanatory note on the front cover page of the periodic report.

        As appropriate, please amend your filings in response to these comments. With respect to the Form 10-KSB, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You should provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions, please call David L. Orlic at (202) 551-3503, or, if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (310) 208-1154
        Jennifer A. Post, Esq.
        Richardson & Patel LLP